JP Morgan Healthcare Conference Investor Presentation January 13, 2022 Putting an accessible and affordable quality health service in the hands of every person on Earth Exhibit 99.1

Additional information and where to find it Babylon Holdings Limited is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. Forward-looking statements This presentation contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the SEC on November 9, 2021, as amended by any filings on Form F-1/A, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov. Babylon cautions that the foregoing list of factors is not exclusive and cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this presentation. Information sources The information herein is derived from various internal and external sources. Unless otherwise indicated, information contained in this presentation concerning Babylon’s industry and the regions in which it operates, including Babylon’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to us, and other industry publications, surveys and forecasts. We have not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we believe that the market data, industry forecasts and similar information included in this presentation are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the heading “Forward-looking statements” and our filings with the SEC. The publicly reported revenue and our calculation of compound annual growth rates of selected companies for specified periods has been presented solely for illustrative purposes. The comparability of such selected companies to Babylon generally and with respect to revenue and compound annual growth rates may be limited due to numerous factors, including without limitation, differing industries, company businesses, competition, corporate transactional activities and general economic conditions applicable during the specified periods. This presentation contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this presentation may appear without the ®  or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor does not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Disclaimer

Babylon at a Glance...

Scale	Global Reach	Growth	Quality
~24M Lives Covered [1]	15 Countries where Babylon is Live [1]	4x Growth In Annual Revenue [2]	95% User Retention [3]
7.5M+ Lives w/Clinical Services Access [4]	15 Languages [1]	2x Growth In Quarterly VBC Revenue [5]	90%+ 5-star Ratings [6]
350K+ Care Managed Lives [7]	From Rural to Urban	2.5x Growth In US VBC Members [8]	96% NHS Quality Framework Score [9]
~180K US VBC Members [7]	From Young to Old	1.4x Growth In PMPM for US VBC Members [10]	91% Clinical Audit Score [11]
	From Rich to Poor		

Notes: **(1)** As per the Form F-1 filed with the SEC on November 9, 2021. **(2)** Based on 2021E Revenue as per the Form 6-K filed with the SEC on January 13, 2022 versus 2020 Revenue from audited financials. **(3)** Babylon NHS data: In the first 3 months of membership, for patients who access a consultation, across 2020. **(4)** Members in the UK, the US and Rwanda with access to Babylon's digital suite and its virtual consultation network. **(5)** Q3 2021 VBC Revenue versus Q4 2020 VBC Revenue. **(6)** Based on patient surveys in the UK, US, Rwanda and Canada for 2020-2021. **(7)** Under contract as of Q3 2021. **(8)** Growth in US VBC members between Q4 2020 and Q4 2021. **(9)** In clinical domain. NHS Quality Outcomes Framework (QOF), 2019-2020. **(10)** Blended average PMPM rate for US VBC members in Q3 2021 versus Q4 2020. **(11)** Average across all 1,567 clinical audits in Rwanda in 2020.

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Growth is an Early Indicator of Future Market Leadership Our revenue growth (1) may seem extraordinary in the healthcare universe… 230% Notes: (1) Audited financials through December 31, 2020. (2) Calculated using midpoint of guidance range for 2022 revenue. (3) As per the Form 6-K filed with the SEC on January 13, 2021. (4) Comparable period defined as four-year period commencing in Year 4 (treating the publicly-reported year that the company commenced operations as Year 0). Data obtained from SEC annual filings (other than Y4, Y5 and Y6 for Airbnb where revenue estimates were derived from various press releases). +102% +394% +305% $8 $16 $79 $321 146% 4-yr CAGR 59% 126% 74% 2022E 2021E 2020A 2019A 2018A … it is not unlike the levels of many disruptive digital innovators…(4) $1,656 $919 $423 $250 $45 $900M-$1B (3) $610 $1,640 $2,782 $3,122 $3,933 $15 $112 $97 $149 $386 $74 $151 $270 $501 $686 4-yr CAGR(2) ($M) ($M) -----

We are at the dawn of the transformation of the healthcare sector Future(1) Health care Proactive Continuous Virtual Personalized Patient-centric AI Enhanced Value Based Care Past Sick care Reactive Episodic Physical One Size Fits All Provider-centric Human Cognition Fee for Service Notes: (1) Based on article written by Daniel Kraft, MD: “The Future of Health & Medicine: Looking Ten Years Back & Ten Forward…”, December 31, 2021 Transformation of one of the largest sectors of the world economy has the potential to give birth to some of the most valuable and impactful companies

The Winners Will be Those That Re-engineer a Superior “Value Proposition” for All Value Cost Quality Accessibility Digital first, mobile native Delivering healthcare people need through devices they already have Clinical Quality Rapid standardization: Right expertise Right treatment Right rehabilitation Affordability Some estimate up to 50% of US healthcare spend is due to preventable ailments Majority of healthcare costs are human labor Monitoring and early intervention – reduce crises & emergencies Automation of clinical tasks – operational leverage for clinicians

Babylon is Re-engineering the Healthcare Continuum We are creating a scalable, digital first, healthcare service that aligns everyone's interests through the value based care model. Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor

Early Results Show That We Are on the Right Path

Member Experience	90%+	Of our members report being **very satisfied** with our service across all of our geographies, irrespective of their socio-economic background or demographics, from countries as varied as the US, UK and Rwanda[(1)]
Clinical Outcome	"Outstanding"	Awarded in the **'well-led'** domain by the Care Quality Commission
	96%	Scored in the **NHS Quality Framework**, with equally high clinical quality outcomes across all our markets[(2)]
Cost of Care	Up to 35%	**Acute care cost savings** in the UK delivered for our members compared to other similar cohorts, as reported by a peer-reviewed paper based on independent NHS data[(3)]
	34%	Of **ER / Urgent care visits avoided** for our US member cohort, as shown by member surveys[(4)]
Unit Cost of Care	55%	**Reduction** in unit cost of consultations in Rwanda[(5)]
	33%	**Reduction** in unit cost of primary care delivery in the UK over the past two years

Notes: **(1)** Based on patient survey in the UK, US, Rwanda and Canada for 2020-2021. **(2)** In clinical domain. NHS Quality Outcomes Framework (QOF). **(3)** Based on UK data, specifically for our UK GP at Hand (NHS) service. Babylon GP at Hand acute care cost per weighted patient in 2019/20 was compared to the North West London average in 2019/20, using NHS funding formulae to account for age, sex and other factors influencing health need. North West London is used as the comparator as Babylon GP at Hand is based in this area. **(4)** 34% of members surveyed after digital consultations say they would otherwise have visited ER or Urgent Care. Based on Babylon consultations data from all US Centene plans that have Alternative Health Choice (AHC) surveys as part of their consultation booking flow. The time period under consideration is January 2020 - February 2021. **(5)** From 2018 to 2020.

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A digital first model has structural advantages versus the clinic-centric models where scalability and growth are more limited by physical and capital constraints None of this is Incidental: Our Business Model Gives Us a Structural Advantage A Digital First Model Benefits from Accelerating Advances in: Prescriptive Analytics Bandwidth Computing Power Data Collection Artificial Intelligence Robotic Processing Virtual Interfaces Remote Patient Monitoring And many more…

Technology Platform Design Creates a Competitive Advantage Open integration platform is the foundation Enabled by a real time event fabric integrated into all core services Brings together patient records and data into a structured graph Personal Health Graph & Fabric Hybrid Open Cloud Platform Global presence through multiple regions and cloud providers Solving for Data Sovereignty and regulatory by design Horizontal scale and capacity at every tier of our platform Intelligent Loops powered by AI Leverage event driven architecture for every platform service Offers a level of integration, intelligence and real time interaction for every service Feedback loops incorporated into the platform by design Consumer Experience Foundation Best in class journey tracking Modern health relationship management architecture Enables weekly releases to the app stores Design system foundation to everything we build

Significant Investment Across Technology Organization Over $300m in technology spend over the past 3 years Investment scaling with our revenue Commitment to AI Financial Investment US INDIA UK 750+ people across technology Global coverage contributes to speed of delivery with our technology organization distributed across 3 continents Global Product & Technology Organization 80+ PhDs, Applied Scientists and Machine Learning Engineers 18+ patents 40+ publications (approx. 30 of which have been peer reviewed) $300m+

We Are Already Seeing the Operational Leverage of Our Technology


144%
32%
15%
2020[1]
2021[1]
FY2022E

Technology Costs as a % of Revenue

Total technology costs increased by **48%** while revenue increased by **430%** for the 9 months ended Sept 30, 2021

~48% of all member interactions are done through our technology platform[2]

~84% of all our primary consultations are now entirely virtual[3]

>100 data sources resulting in access to **~80 billion data points** fueling our AI efforts

~80% recall, on average, achieved by our AI compared to **83.9%** recall by doctors taking the same test[4]

Notes: **(1)** For the 9 months ending September 30, 2021. **(2)** This metric was calculated using Babylon data from January 2021 to September 2021 from the following regions: US, UK, Rwanda, KSA, Canada and SE Asia. An 'interaction' takes place if a user engages with one of the following Babylon products/services: Consultation, Symptom Checker, Health Check, Health Assessment or Monitor. **(3)** 84% of all GP at Hand, UK, completed appointments were digital between January 2021 and September 2021. **(4)** 'A Comparison of Artificial Intelligence and Human Doctors for the Purpose of Triage and Diagnosis', 2020.

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One of the Most Experienced Management Teams in Digital Health

Chief Business Officer



Paul-Henri Ferrand

- President, Global Customer Operations
- President, North America
- COO

Chief Technology Officer



Steve Davis

- SVP, AI & Data
- SVP & CIO
- VP, Tech & Product

SVP & Head of Global Operations



Rebecca Kavoussi

- President - West
- VP & Principal
- AVP – Govt Affairs

Chief Operating Officer



Stacy Saal

Globally rolled out Amazon Prime and Amazon Fresh

Founder & CEO



Dr Ali Parsa

UK's largest privately-financed hospital chain

- Founder, CEO Led IPO into London market
- European Technology Capital Markets & M&A Advisory

Chief Medical Officer



Darshak Sanghavi, MD

- CMO, Medicare & Retirement
- CMO, OptumLabs
- Director, Population Health

Chief Product Officer



Yon Nuta

Served as one of the earliest CPOs of Xbox

Chief People Officer



Samira Lowman

- VP, Talent Acquisition & Development
- VP, Strategic Workforce Planning

Chief Financial Officer



Charlie Steel

Led IPO into FTSE 250

babylon

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Global We are just getting started… Letter to Babylon Shareholders from Ali Parsa dated October 21, 2021

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. Our relatively limited operating history makes it difficult to evaluate our current business and future prospects and increases the risk of your investment. If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed. Our business and growth strategy depend on our ability to maintain and expand a network of qualified providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed. We are dependent on our relationships with physician-owned entities to hold contracts and provide healthcare services. We do not own such professional entities, and our business could be harmed if relationships with either those entities or their owners were disrupted. If we are unable to attract new customers, our revenue growth could be slower than expected, and our business may be adversely affected. If our existing customers do not continue to use our services or renew their contracts with us, renew at lower fee levels or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations. Our revenue sources are highly concentrated and the loss of any of our key contracts could have a material adverse effect on our business, financial condition and results of operations. Under many of our agreements with health plans, we assume some or all of the risk that the cost of providing services will exceed our compensation. Over time, we expect the proportion of risk-based revenue may increase. We do not have control over these costs, particularly in cases where members use third party services instead of our services. We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share, our business and operating results will be harmed. If we are not able to develop and release new solutions and services, or successful enhancements, new features and modifications to our existing solutions and services, our business could be adversely affected. There are significant risks associated with estimating the amount of revenue that we recognize under our license agreements, and risk-based agreements with health plans, and if our estimates of revenue are materially inaccurate, it could impact the timing and the amount of our revenue recognition or have a material adverse effect on our business, financial condition, results of operations and cash flows. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or members or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation. Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to HIPAA, as amended by HITECH, and their implementing regulations, the GDPR and the DPA 2018, and other privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our customer base, member base and revenue. If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected. We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance. We have been and may in the future become subject to litigation or regulatory investigation, which could harm our business. We rely on internet infrastructure, bandwidth providers, third-party computer hardware and software and other third parties for providing services to our customers and members, and any failure or interruption in the services provided by these third parties could expose us to litigation and negatively impact our relationships with customers and members, adversely affecting our operating results. We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, or if the rules and regulations change or the approach that regulators take in classifying our products and services under such regulations change, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations. The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations. We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively. Risk Factors Summary